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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of April, 2002

                                   Enodis plc

                     Washington House, 40-41 Conduit Street
                         London, W1S 2YQ, United Kingdom
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

         Form 20-F:      X                  Form 40-F:
                     ----------                         ----------

         Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes:                               No:       X
               ----------                         ----------




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         On April 9, 2002, Enodis plc distributed the following press release concerning the results of a rights offering to the holders of its ordinary shares. The press release follows.

Enodis plc -"Enodis" or the "Company" - Announces Results of Rights Offering

LONDON--(BUSINESS WIRE)--April 9, 2002--Enodis plc (NYSE: ENO). On 20 February 2002, Enodis announced a 3-for-5 rights issue (the "Rights Offering") to its existing shareholders to subscribe for up to a total of 150,861,463 Enodis ordinary shares at a price of 50 pence per share. In connection with the Rights Offering, Enodis entered into an underwriting agreement with Credit Suisse First Boston Equities Limited, as underwriter. The latest time and date for acceptance and payment by the shareholders for shares in the Rights Offering was 10.30 a.m. on 8 April 2002.

Today, Enodis announced that valid acceptances have been received from shareholders in the Rights Offering for a total of 139,551,567 ordinary shares, at 50 pence per share. In addition, institutional and other investors have subscribed for the 10,623,028 ordinary shares not purchased by shareholders in the Rights Offering, at a price of 92 pence per share. In accordance with the terms of the Rights Offering, the premium over the Rights Offering price (after deducting the expenses of procuring subscribers) will be distributed without interest pro rata among the shareholders entitled thereto.

This announcement does not constitute or form part of, and should not be construed as, an offer for sale or subscription of, or solicitation of any offer to buy or subscribe for, any securities of Enodis nor should it or any part of it form the basis of, or be relied on in connection with, any contract or commitment whatsoever. Securities may not be offered or sold in the United States except pursuant to an exemption from, or in a transaction not subject to the registration requirements of the United States Securities Act of 1933, as amended, or under the applicable securities laws of any state of the United States.

----------------------------------------------------
Contact:

     Enodis plc
     Andrew Allner, +44 20 7304 6006
        or
     Financial Dynamics
     Andrew Lorenz/Richard Mountain, +44 20 7831 3113

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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   ENODIS PLC



April 12, 2002                     By:  /s/ Stuart Miller
                                       -----------------------------------------
                                       Name:   Stuart Miller
                                       Title:  Chief Financial Officer - Group